October 7, 2024

James Jin Cheng
Chief Financial Officer
Canaan Inc.
28 Ayer Rajah Crescent #06-08, S139959
Singapore

       Re: Canaan Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 17, 2024
           File No. 001-39127
Dear James Jin Cheng:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Risk Factors
Risks and uncertainties arising from the legal system of mainland China..., page 31

1.     We note the changes you made to your disclosure appearing on the Summary
and
       Risk Factor sections relating to Risks Relating to Doing Business in the PRC. It is
       unclear to us that there have been changes in the regulatory environment in the PRC since the Form 20-F for the year ended December 31, 2021, that was filed on April
       29, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence
       your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities. We remind you that, pursuant to federal securities rules,
the term    control
       (including the terms    controlling,       controlled by,    and
under common control
       with   ) as defined in Securities Act Rule 405 means    the possession,
direct or indirect,
 October 7, 2024
Page 2

       of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract,
or
       otherwise.    The Sample Letters also sought specific disclosures
relating to
       uncertainties regarding the enforcement of laws and that the rules and regulations in
       China can change quickly with little advance notice. We do not believe that your current disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the Form 20-F for the year ended December
       31, 2021, that was filed on April 29, 2022.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing